UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-42260

Powell Max Limited

(Registrant’s Name)

22/F., Euro Trade Centre
13-14 Connaught Road Central,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement

Standby Equity Purchase Agreement

On November 21, 2024, Powell Max Limited business company (the “Company”) entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (the “Investor”), pursuant to which the Investor has agreed to purchase up to $40 million of the Company’s Class A ordinary shares, par value of $0.0001 per share (the “Ordinary Shares”) over the course of 36 months (each an “Advance”) after the date of the SEPA  upon notice from the Company from time to time. The Ordinary Shares to be issued under the SEPA will be issued according to the pricing mechanisms contained in the SEPA as selected by the Company, and subject to certain terms and conditions. In accordance with the SEPA, the Company has paid the Investor a structuring fee in the amount of $25,000 and has issued to the Investor 63,898 Ordinary Shares in settlement of 50% of the commitment fee. The remaining 50% of the commitment fee in the sum of $200,000 will be settled in cash or by way of an advance under the SEPA, on or before May 21, 2025.

Registration Rights Agreement

In connection with the SEPA the Company also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor, pursuant to which the Company has agreed to submit to the U.S. Securities and Exchange Commission (the “SEC”) one or more registration statements on Form F-1 (the registration statement, as amended, the “Registration Statement”), with the initial one to be filed no later than December 6, 2024, covering all Ordinary Shares that may be issued under the SEPA, including the Commitment Shares (as hereinafter defined) (the “Registrable Securities”); to use its best efforts to obtain the SEC’s declaration of effectiveness of such Registration Statements, and maintain the continuous effectiveness of such Registration Statements until all of the Registrable Securities may be sold by the Investor without restrictions under Rule 144 of the Securities Act.

Convertible Promissory Notes

Subject to the satisfaction of certain conditions set forth in the SEPA, the Investor shall advance up to $3,000,000 (a “Pre-Advance”) to the Company, with each Pre-Advance to be evidenced by a convertible promissory note (each, a “Note”) issuable at an original issuance discount of 8%, on different dates following the signing of the SEPA. The first Pre-Advance, in the principal amount of $1,000,000, was advanced on November 21, 2024. At the election of the Investor, all or a portion of the principal, interest, or other amounts outstanding under each Note may be converted into shares of Ordinary Shares in accordance with the mechanisms set forth in the Notes. The Company has the option to redeem the Notes prior to their maturity dates. In addition, for so long as there is a balance outstanding under the Notes, the Investor, at its sole discretion, may convert such outstanding balance or part thereof into the Ordinary Shares.

The foregoing descriptions of the SEPA, Registration Rights Agreement, the Notes and the transactions contemplated thereby are qualified in their entirety by reference to the full text of the SEPA, Registration Rights Agreement and the Note, each dated as of November 21, 2024, copies of which are attached hereto as Exhibits 10.1, 10.2 and 10.3 respectively, each of which is incorporated herein in its entirety by reference.

In connection with the setting up of the SEPA, the Company issued a press release on November 22, 2024, a copy of the press release is attached hereto as Exhibit 99.1, and is incorporated by reference herein in its entirety.

Other Events

Revere Agreement

In connection with the execution of the SEPA, the Company and Revere Securities LLC (“Revere”) entered into a finder’s fee agreement, dated as of September 10, 2024, pursuant to which the Company has agreed to pay Revere (i) a cash compensation equal to 4% of the total proceeds of the Pre-Advance, (ii) cash compensation equal to 4% of the total proceeds from the SEPA (other than the Pre-Advance) and cash and stock compensation at the rate of $15,000 per month and 10,000 Ordinary Shares per month for 6 months when the Company raises $3,000,000 or more from the SEPA (other than the Pre-Advance), with one automatic renewal for another 6 months upon the expiry of the first 6 months.

Election to Follow Home Country Practice

On November 21, 2024, the Company notified The Nasdaq Stock Market, LLC (“Nasdaq”) that it intends to follow its home country practice in lieu of the following Nasdaq Listing Rules :-

(i)	Rule 5620, which requires the holding of an annual meeting of shareholders no later than one year after each fiscal year-end;

(ii)	Rule 5635(a) and (d), which require shareholder approval prior to an issuance of securities in connection with the acquisition of the stock or assets of another company, and with any transactions other than public offerings;

(iii)	Rule 5250(b)(3), which requires disclosure of third party director and nominee compensation; and

(iv)	Rule 5250(d), which requires the Company to distribute annual and interim reports.

The Company submitted to Nasdaq a written statement by counsel of the British Virgin Islands certifying that the above noncompliant practices are not prohibited under the laws of the British Virgin Islands, the Company’s home jurisdiction.

Financial Statements and Exhibit

Exhibits

The following exhibits are being filed herewith :

Exhibit No.	Description
10.1	Standby Equity Purchase Agreement, dated as of November 21, 2024, by and between the Company and YA II PN Ltd.
10.2	Registration Rights Agreement, dated as of November 21, 2024, by and between the Company and YA II PN Ltd.
10.3	Convertible Promissory Note issued to YA II PN Ltd., dated as of November 21, 2024
99.1	Press Release, dated as of November 22, 2024, in relation to the Equity Line

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWELL MAX LIMITED

By:	/s/ Tsz Kin Wong
Name:	Tsz Kin Wong
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: November 25, 2024

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